Note 1
Mr. Robinson is the beneficial owner of 4,379,370 shares of Common Stock, which includes 633,898 shares held directly and: (A) 890,904 shares of Common Stock, which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson; also includes shares owned by (B) the Trust under the Will of Maurice R. Robinson
(the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01
per share; and (C) the Trust under the Will of Florence L.
Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson is one of six trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the two trusts, respectively. The shares of Class A Stock are convertible into shares ofCommon Stock, at any time at the option of the holder thereof, on a share-for-share basis; Also includes (D) 47,086 shares of Common Stock for which Mr. Robinson is custodian for his sons,
(E) 10,101 shares of Common Stock with respect to which Mr. Robinson had voting rights at under the Scholastic 401(k) Savings and Retirement Plan.